Exhibit 99.2
NICE Solutions Selected by PT Bank Permata Tbk to Improve Customer
Experience and Drive Revenue Growth

The strength of the NICE offering comes from the company’s deep expertise in both the banking domain and the contact center

Paramus, New Jersey, November 13, 2013, NICE Systems (NASDAQ: NICE) today announced that PT Bank Permata Tbk (PermataBank), a private bank in Indonesia, is expanding its implementation of NICE solutions in its contact centers. The bank will use NICE’s Service-to-Sales, Workforce Optimization, and PCI Compliance solutions to help address changing customer and business demands while lowering costs.

By implementing NICE Service-to-Sales, PermataBank will be able to identify and act on sales opportunities that arise during customer interactions. The solution identifies customer calls that are relevant for sales opportunities and guides agents through the entire sales process in real time – from offer presentation to order fulfillment – helping them increase up-sell and cross-sell conversion rates and improve sales effectiveness. By making the right offer at the right time, the bank should be able to enhance its customers’ experience and increase its revenues.

For example, when a customer calls the bank for a short-term loan, based on interaction context, customer profile, and agent skills, the system can identify a targeted sales opportunity. The system first guides the agent to inquire about the reason for the loan. It then determines the next best offer based on customer needs – in this case, a promotion for cash-on-credit. Offer details, key selling points, and rebuttals are provided to the agent who must simply follow the guidance for a successful sell.

PermataBank will also use NICE Interaction Management and Desktop Analytics to capture customer interactions and analyze agent desktop activity for compliance with the Payment Card Industry Data Security Standard (PCI-DSS).

As well, the bank selected the NICE Quality Management and Workforce Management solutions, part of the NICE WFO suite, to improve operational efficiency and quality of service. These solutions allow contact center managers to forecast staffing needs, manage agent scheduling, and track performance for an efficient, effective call center with productive employees who are well prepared to handle customer interactions.

“NICE’s technologies are in line with our vision to deliver innovative financial solutions to our customers in order to continue growing our business and maximizing revenues,” said Bernard Lokasasmita, Senior Vice President, Service Quality, Operational Excellence & Call Center, PermataBank. “We selected NICE due to its domain expertise and broad vision, which enable us to leverage its solutions for workforce optimization, process enhancement, and customer experience.”

“NICE is committed to helping PermataBank achieve its business goals by delivering tailored solutions for customer interaction management,” said Sherie Ng, Managing Director, NICE South East Asia. “NICE brings world-class technologies and domain expertise to global banking and financial institutions. We are proud to have been chosen by PermataBank to play a key role in helping them to get closer to their customers in order to deliver an excellent customer experience, drive operational and compliance objectives, and improve revenue growth.”

About PT Bank Permata Tbk
PT Bank Permata Tbk (PermataBank) was formed by a merger of five banks: PT. Bank Bali Tbk, PT. Bank Universal Tbk, PT. Bank Artamedia, PT. Bank Patriot and PT. Bank Prima Express in 2002. It has grown to be a major bank within the Indonesian banking sector that offers innovative and comprehensive banking products and services, especially with its delivery channels that are equipped with Internet Banking and Mobile Banking features. PermataBank envisions becoming the pioneer in delivering innovative financial solutions. Serving approximately two million customers in 57 cities in Indonesia, the Bank runs 302 branch offices (14 of which are dedicated to sharia banking), 27 mobile branches, two payment points, 868 ATMs accessible from a network comprising 7,000 ATMs (VisaPlus, Visa Electron, MC, Alto, ATM Bersama and ATM Prima). http://www.permatabank.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ng, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.